UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

CITIC Capital Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G21513 109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21513 109	Schedule 13G

1	NAME OF REPORTING PERSON CITIC Capital Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,015,500 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,015,500 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,500 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.4% (4)
12	TYPE OF REPORTING PERSON OO

(1)

The securities are held directly by CITIC Capital Acquisition LLC (the “Sponsor”). CITIC Capital MB Investment Limited, a Cayman Islands exempted company, is the sole member and the manager, and has sole voting and investment discretion with respect to the securities held of record by the Sponsor. CITIC Capital MB Investment Limited is managed by a board of directors comprised of four directors who may act unanimously in writing or by majority consent during a meeting.

(2)

The Sponsor owns 6,015,500 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-236006) and have no expiration date.

(3)

Excludes 6,580,000 Class A Ordinary Shares issuable upon the exercise of 6,580,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of February 13, 2021 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-236006).

(4)	Based on 27,600,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares outstanding as of November 13, 2020.

Item 1(a).	Name of Issuer:

CITIC Capital Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9/F, East Tower, Genesis Beijing

No. 8 Xinyuan South Road

Chaoyang District, Beijing 100027

People’s Republic of China

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the following person (the “Reporting Person”):

1.	CITIC Capital Acquisition LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:

9/F, East Tower, Genesis Beijing

No. 8 Xinyuan South Road

Chaoyang District, Beijing 100027

People’s Republic of China

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G21513 109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

CITIC Capital Acquisition LLC By: CITIC Capital MB Investment Limited

By:	/s/ Eric Chan
Name:	Eric Chan
Title:	Director